UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-41291

Meihua International Medical Technologies Co., Ltd.

(Translation of registrant’s name into English)

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On May 18, 2022, we received notice from The Nasdaq Stock Market (“Nasdaq”) that, because we have not yet filed our annual report on Form 20-F for the year ended December 31, 2021, we are out of compliance with the Nasdaq rules for continued listing (specifically, Rule 5250(c)(1)). Under the applicable Nasdaq rules, we now have 60 calendar days to submit a plan to regain compliance. If Nasdaq accepts our plan, we may be granted an exception of up to 180 calendar days from the filing’s due date, or until November 14, 2022, to regain compliance.

In response to the notice, we intend to complete and file our annual report on Form 20-F for the year ended December 31, 2021 as soon as possible, and well within a time frame sufficient to regain compliance with applicable listing rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2022	Meihua International Medical Technologies Co., Ltd.

	By:	/s/ Yulin Wang
Yulin Wang Chief Executive Officer

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